UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Sasol Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa	001-31615	N/A
(State or other	(Commission File Number)	(IRS Employer
jurisdiction of incorporation or organization)		Identification No.)

Sasol Place, 50 Katherine Street, Sandton	N/A
(Address of principal executive offices)	(Zip Code)

Elzina Viljoen, Group Company Secretary Tel. No. +27 83 306 6985
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure

Sasol is an international integrated chemicals and energy company. We develop and commercialise technologies and build and operate world-scale facilities to produce a range of high value product streams, including liquid fuels, chemicals and lower-carbon electricity.

In accordance with our Sasol Code of Conduct and the Sasol Supplier Code of Conduct, Sasol adheres to trade controls and international sanctions. We conduct due diligence on customers, suppliers and partners. Suppliers are also expected to operate in accordance with values and behaviours comparable to ours and in a manner which is consistent with prudent business practice. For further information please consult www.sasol.com/suppliers/ethics

Sasol conducted in good faith a reasonable country of origin inquiry that it believes was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”), for the period January 1, 2024 to December 31, 2024. The minerals considered were columbite-tantalite (source of tantalum), cassiterite (source of tin), gold and wolframite (source of tungsten).

It was determined that certain products manufactured by Sasol Limited and its consolidated subsidiaries (together, “Sasol”), or which Sasol contracted to be manufactured, contained tin and tungsten which are necessary to the functionality or production of such products.

Sasol’s supply chain tiers are far removed from conflict minerals mining activities, with no direct business relationship with any such mines or metal processing facilities. In order to conduct its reasonable country of origin inquiry, Sasol identified first-tier suppliers that supply Sasol goods containing Conflict Minerals used in, and necessary to the functionality or production of, products manufactured by Sasol or products that Sasol contracted to be manufactured. Sasol verifies that the origin of Conflict Minerals used in its production processes, excludes both the Democratic Republic of Congo and the Covered Countries by relying on the publicly available Responsible Minerals Sourcing Policies of suppliers, the supplier’s listing on the Responsible Minerals Assurance Process (RMAP) Conformant companies published on Responsible Mineral Initiatives (RMI) website or by obtaining written representations from affected suppliers confirming that the country of origin of the Conflict Minerals excludes both the Democratic Republic of Congo and the Covered Countries.

Based on its reasonable country of origin and confirmation of smelters inquiry, Sasol has determined that it has no reason to believe that its necessary Conflict Minerals may have originated in both the Democratic of Congo and the Covered Countries.

We will continue to raise awareness of Conflict Minerals across our supply chain, and should there be any changes, we will endeavour to communicate such changes accordingly.

This Conflict Minerals Disclosure is also available on Sasol’s website at: https://www.sasol.com/index.php/investor-centre/integrated-reports

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SASOL LIMITED

By:	/s/ Elzina Viljoen
Name:	Elzina Viljoen
Title:	Group Company Secretary

Date: 31 May 2025